                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                 Under the Securities Exchange Act of 1934


                          Lexon Technologies, Inc.
                      -------------------------------
                            (Name Of Issuer)

                                Common Stock
                       -----------------------------
                      (Title of Class of Securities)

                              52977N 20 8
                             -------------
                             (CUSIP Number)

J. Jehy Lah, 2691 Richter Avenue, #124, Irvine, CA 92623     (949) 757-0888
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(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)


                                 May 29, 2002
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 52977N 10 9

1.  Name of Reporting Person: Ben Hwang

    S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group:  [ ]

3.  SEC Use Only

4.  Source of Funds or Other Consideration: OO

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): N/A

6.  Citizenship or Place of Organization: Korea

7.  Sole Voting Power: 2,000,000

8.  Shared Voting Power: 2,000,000

9.  Sole Dispositive Power: 2,000,000

10. Shared Dispositive Power: 2,000,000

11. Aggregate Amount Beneficially owned by Each Reporting Person: 4,000,000

12. Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares: N/A

13. Percent of Class Represented by Amount in Row (11): At May 29, 2002 the 4,000,000 shares would represent approximately 20.9% of the total issued and outstanding shares of Common Stock.

14. Type of Reporting Person: IN

Item 1.  Security and Issuer:

This statement relates to shares of Common Stock of Lexon Technologies, Inc., whose address is 2691 Richter Avenue, #124, Irvine, CA 92623.

Item 2.  Identity and Background:

(a) Ben (Byung-Hwee)Hwang is currently President of Novabrite 1999 to present. Novabrite is a manufacturer and developer of reflective products used in road construction and other safety applications.

(b) Mr. Hwang's address is 2691 Richter Avenue, #124, Irvine, CA 92623.

(c) Prior to Novabrite, Mr. Hwang has served as President for the USA operations of Booheung Industrial Co., Ltd. from 1998 to 1999 and President of Sungsan Products Corp. from 1994- 1998. Mr. Hwang began his international business career in 1976 as manager of International Business of Dongah Trading Corporation. Prior to serving in the military from 1973-1974, Mr. Kim received a Bachelor of Commerce from Soongsil University in 1972, and completed studies at the International Business school at Yunsei University from 1972-1974.

(d) Mr. Hwang has not been involved in any criminal proceeding; and

(e) Mr. Hwang has not been a party to a civil proceeding of a judicial or administrative body; and

(f) Mr. Hwang is a Korean citizen

Item 3.  Source and Amount of Funds or other Consideration:

The consideration for the acquisition of 4,000,000 shares of the common stock of Lexon Technologies, Inc. was the exchange of a like number of shares of the common stock of Phacon Corporation.

Item 4.  Purpose of Transaction:

The above securities were acquired for investment purposes only. Mr. Hwang has no plans with respect to:

(a) The acquisition of additional securities of the Issuer or of the disposition of any securities of the Issuer except as stated;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other transactions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) 4,000,000 shares. Mr. Hwang is the manager and controlling partner of J&B Hwang, LLC, a family limited liability company which holds 2,000,000 shares, and also has a 25% membership interest in PAC21C, LLC, an entity which holds 2,000,000 shares.

(b) As Manager of J&B Hwang, LLC, Mr. Hwang has sole power to vote the 2,000,000 of the above issued shares of the Issuer held of record by J&B Hwang, LLC, on all matters submitted to a vote of common stockholders for all purposes. Mr. Hwang has shared authority to vote the 2,000,000 shares held of record by PAC21C.

(c) Mr. Hwang has not engaged in any transactions involving the Issuer's securities other than the merger transaction described herein.

(d) Mr. Hwang has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,000,000 shares held by J&B Hwang, LLC of the above issued shares of the Issuer. Mr. Hwang has shared right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,000,000 shares held by PAC21C, LLC of the above issued shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Hwang is not currently a party to any contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits. None.

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2002

/S/ Ben Hwang